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                                                                EXHIBIT NO. 99.1

                    NEW OVAREX(R) PHASE IIB CLINICAL RESULTS
           STATISTICALLY SIGNIFICANT BASED ON PREDEFINED ANALYSIS PLAN

- ALTAREX SCHEDULES TELECONFERENCE FOR THURSDAY, 11:00 A.M. EST -

WALTHAM, Mass., Feb. 6 /CNW/ -- AltaRex Corp. (AXO.TO, ALXFF.OTC) today announced new, highly positive (statistically significant) and consistent results from its ongoing analysis of its OvaRex(R) phase IIb trial in metastatic ovarian cancer by taking into account predefined prognostic factors for early relapse. The Company believes that the results of this phase IIb trial, when combined with four additional prospective trials and retrospective data from a total of over 500 OvaRex(R) treated patients will support approval on an accelerated basis.

The new overall, North American phase IIb trial analyses consider eight predefined prognostic factors as well as the level of CA125 on initiation of treatment (as identified in the earlier interim analysis).

Under this predefined analysis plan, the Company reviewed results from patients receiving at least one dose of study drug as well as patients receiving at least three doses. The overall results are highly statistically significant when taking into account these predefined prognostic factors prior to and upon initiation of treatment and number of doses, as indicated with the following chart:

     > = One Dose*                           > = One Dose *
     Baseline CA125 > 5 units                Baseline CA125 > = 9.5 units
     OvaRex(R)          Placebo              OvaRex(R)          Placebo
     N = 50             N = 49               N = 27             N = 28
     TTR = 20.2 months  TTR = 10.3 months    TTR = 17.5 months  TTR = 7.3 months
       p = 0.0290                              p = 0.0370

     > = Three Doses*                        > = Three Doses*
     Baseline CA125 > 5 units                Baseline CA125 > = 9.5 units
     OvaRex(R)          Placebo              OvaRex(R)          Placebo
     N = 42             N = 49               N = 23             N = 28
     TTR = 20.2 months  TTR = 10.3 months    TTR = 20.7 months  TTR = 7.3 months
       p = 0.0224                              p = 0.0040

     * Prognostic factors: Residual disease following surgery, CA125 level during chemotherapy, and age >50; reported time to disease relapse
       (TTR) is median based on Endpoint Monitoring Board determination.

Simultaneous with the analyses of the lead trial, the Company has been aggressively pursuing an equity financing to afford enough time for many now-interested corporate partners to evaluate these emerging phase IIb trial results. The Company's objectives and plans have been and remain as follows:


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     *  Continue analysis of phase IIb trial; use findings to re-analyze previously reported double-blind placebo-controlled trial;

     *  Raise equity capital and partner with "profit sharing" approach;

     * Select final manufacturer (cost and timing issues) for consistency lots required to complete the Biologics License Application (BLA);

     * Report on two additional phase II trials in the second quarter of this year, one well-controlled in the same population as the phase IIb study;

     * Report on PK comparability study results in the second quarter of this year;

     *  Initiate rolling BLA in third quarter of this year;

     * Complete BLA Q1 or early Q2 2003 (depending on time to manufacture consistency lots required to complete BLA).

Under various regulatory provisions governing "accelerated approval" (with a post-approval commitment to conduct additional study), the results of the clinical program must define a treatment group (a well-defined population) with an unmet medical need, but with an appropriate balance of risk (e.g. side effects, quality of life) to clinical benefit. The Company believes that OvaRex(R) meets these criteria. The unmet medical need is treatment for late stage ovarian cancer following primary therapy of surgery and chemotherapy. The well-defined population in this phase IIb trial includes patients who had minimal residual disease following surgery, a fall in tumor marker CA125 during chemotherapy and advanced age. As previously noted, high normal levels of CA125 at treatment initiation place patients at greater risk of recurrence and these patients do better on OvaRex(R) than placebo due to its unique mechanism of action.

The Company has scheduled a teleconference for Thursday, February 7, at 11:00 a.m. (EST) to discuss these new results. Call toll-free 1-800-997-8642, or visit the AltaRex website (www.altarex.com) for a webcast link. A rebroadcast of the teleconference will be available for two weeks by dialing 1-800-428-6051 (pin 231627).

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to, our need for capital and the risk that the Company cannot


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raise funds on a timely basis on satisfactory terms or at all, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials, patient enrollment rates, uncertainty of preclinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials or additional analyses of completed clinical trials, whether the Company will file for regulatory approval on a timely basis, uncertainties as to when, if at all, the FDA will accept or approve the Company's regulatory filings for its products, the need to establish and scale-up manufacturing processes and the costs and timing of such efforts, the need to obtain and maintain corporate alliances, uncertainty as to the timely development and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.

For further information

     Peter Gonze, Operations-Investor Relations, +1-781-672-0138, ext. 1503, or pgonze@altarex.com, or Sondra Henrichon, Investor Relations,
     +1-781-672-0138, ext. 1510, or shenrichon@altarex.com